Exhibit 99.2

REGISTRATION RIGHTS AGREEMENT

among

EVIATION AIRCRAFT LTD.

and

CERTAIN SHAREHOLDERS NAMED HEREIN

THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made as of the __ day of August, 2017, by Eviation Aircraft Ltd., a limited liability company existing under the laws of Israel (the “Company”) with registration number No. 520043621, with a registered address at HaOfeh 1, Kadima-Tzoran, 60920 Israel, and the shareholders listed in Schedule A hereto, each of which is herein referred to as an “Shareholder” or “Holder”, and together, the “Shareholders” or the “Holders”.

RECITALS

WHEREAS, the Company and some of its Shareholders are parties to the Share Purchase Agreement dated of even date hereof (the "SPA"); and

WHEREAS, in order to induce the Company to approve the issuance of the Ordinary Shares and to induce certain Shareholders to invest funds in the Company pursuant to the SPA, the Shareholders and the Company hereby agree that this Agreement shall govern certain rights of the Shareholders as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Parties hereby agree as follows:

1.	DEFINITIONS

1.1.	Definitions.

As used herein, the following terms shall have the meanings specified herein unless the context otherwise requires:

"Affiliate"
means, with respect to any specified legal person, any other legal person who directly or indirectly controls, is controlled by or is under common control with such person, including without limitation any general partner, managing member, officer or director of such person, or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company or is under common management with, such person.

"Board"	means the board of directors of the Company.
"Business Day"	means a day on which the major banks are ordinarily open in Tel Aviv.
"Company"	is defined in the preamble.
"Exchange Act"
means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

"Form F-3"
means Form F-3 or Form S-3 under the Securities Act, as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

"Holder"	means any holder of Registrable Shares that is a party to this Agreement.
"Immediate Family Member"
means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

"Initiating Holders"	means, collectively, Holders who properly initiate a registration request under this Agreement.
"Registrable Shares"
means all (i) Ordinary Shares currently held by the Holders, (ii) all shares that the Holders may hereafter acquire, or shares issued or issuable (directly or indirectly) upon conversion or exercise of any other securities of the Company, and (iii) in each of clauses (i) or (ii), together with any and all securities issued or issuable with respect to the securities described in clauses (i) and (ii) above upon any stock split, stock dividend or the like, or into which such shares or other securities have been or may be converted or exchanged into in connection with any merger, consolidation, reclassification, recapitalization or similar event; excluding in all cases, however, any Registrable Shares sold in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 3.3 or 3.4, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.10 of this Agreement.

"Register", "registered" and "registration"
refer to a registration effected by filing a registration statement in compliance with the Securities Act and the declaration or ordering by the SEC of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.

"SEC"	means the Securities and Exchange Commission.
"Securities Act"
means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

1.2.	For purposes of computation of periods of time hereunder, the word "from" means "from and including" and the words "to" and "until" each mean "to and including".

1.3.
Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any person shall be construed to include such person's successors and assigns, the word "including" shall mean "including without limitation", and (c) the phrase "as of the date hereof" shall mean "as of the date of execution of this Agreement".

1.4.	All references herein to Dollars or $ are references to United States Dollars and to NIS are references to New Israeli Shekels.

2.	REGISTRATION RIGHTS

2.1.	Incidental Registration.

2.1.1.
If the Company at any time proposes to register any of its securities under the Securities Act, including for this purpose a registration effected by the Company for securityholders other than the Holders (other than a registration relating solely to employee benefit plans on Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to an SEC Rule 145 transaction), it shall notify all Holders of Registrable Shares in writing promptly of such registration. Each Holder desiring to include in any such registration statement all or any part of the Registrable Shares held by it shall, within twenty (20) days after delivery of the above-described notice by the Company, so notify the Company in writing specifying the number of Registrable Shares requested to be included. The Company shall, subject to the provisions of Sections 2.1.2 and 2.1.3, cause to be registered all of the Registrable Shares that each such Holder has requested to be included in such registration.  If a Holder decides not to include all of its Registrable Shares in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Shares in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein. The number of occurrences of the registration pursuant to this Section 2.1 shall be unlimited.

2.1.2.
If the registration statement under which the Company gives notice under this Section 2.1 is for an underwritten offering, the Company shall so advise the Holders of Registrable Shares as part of its notice made pursuant to Section 2.1.1.  In such event, the right of any such Holder to be included in a registration pursuant to this Section 2.1 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Shares in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Shares through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter.

2.1.3.
Notwithstanding any other provision of this Agreement, if the registration statement under which the Company gives notice under this Section 2.1 is for an underwritten offering, and the managing underwriter(s) determine(s) in good faith and advise(s) the Initiating Holders in writing that marketing factors require a limitation of the number of shares (including Registrable Shares) to be underwritten in any registration statement under this Section 2.1, the number of shares that may be included in the underwriting shall be allocated, first, to the Company; and second, to the Holders of Registrable Shares pro-rata, based on the total number of Registrable Shares then held by the Holders of Registrable Shares requesting to be included in such registration, or in such other proportion as shall mutually be agreed to by all such selling Holders.  To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.  Notwithstanding the foregoing, in no event shall (i) the number of Registrable Shares included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Shares included in the offering be reduced below twenty percent (20%) of the total number of securities included in such offering. Any Registrable Shares excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

2.2.	Shelf Registration.

2.2.1.
Subject to the conditions of this Section 2.2, at any time beginning after the submission by the Company of a Form 20-F for the period ended December 31, 2017, if the Company shall receive a written request(s) from any Holder of Registrable Shares that the Company file a shelf registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Holders thereof of Registrable Shares with a sale price, based on a recent average close price of the Ordinary Shares, of at least $3,000,000 (the "Shelf Registration Statement"), then the Company shall, promptly following the receipt thereof, give written notice of such request to all Holders, which may elect to join in such request, as specified in a written request given within fifteen (15) days after delivery of the Company's written notice. The Shelf Registration Statement shall be filed on Form F-3 or another appropriate registration statement permitting registration of such Registrable Shares for resale by the Holders in accordance with the methods of distribution elected by them and set forth in such Shelf Registration Statement.  The Company shall use its reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act as promptly as practicable but no later than within 3 months after the Holders' initial request in accordance with this Section 2.2 and to keep such Shelf Registration Statement continuously effective under the Securities Act until the earlier of (i) one hundred and twenty (120) days following the date such registration was declared effective and (ii) the disposition of all Registrable Shares included in such Shelf Registration Statement.

2.2.2.
The Company shall not be required to effect a registration pursuant to Section 2.2.1 if (i) Form F-3 is not available for such offering by the Holders, (ii) within ten (10) days of receipt of a written request from any Holder or Holders pursuant to Section 2.2, the Company gives notice to such Holder or Holders of the Company's good faith intention to file a registration statement for a public offering within ninety (90) days, provided that the Company actually files such registration statement within such ninety (90)) days and makes reasonable good faith efforts to cause such registration statement to become effective; (iii) the Company shall furnish to Holders requesting a registration statement pursuant to Section 2.2, a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Company's Board, it would be materially detrimental to the Company and its shareholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders; provided that such right to delay a request shall be exercised by the Company not more than once in any twelve (12) month period and provided further that the Company shall not register any securities for its own account or that of any other shareholder during such seventy five day period (other than a registration of securities in an SEC Rule 145 transaction or with respect to an employee benefit plan); (iv) the Company has, within the twelve (12) month period preceding the date of such request, already effected two (2) registrations on Form F-3 for the Holders pursuant to this Section 2.2; (v) the Company has, within the six (6) month period preceding the date of such request, already effected a Shelf Registration Statement, (iv) during the period starting with the date ninety (90) days prior to the Company's estimated date of filing of, and for one hundred eighty (180) days immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in an SEC Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing good faith, commercially reasonable efforts to cause such registration statement to become effective.

2.2.3.
Notwithstanding any other provision of this Agreement, if the registration under this section is an underwritten offering, and the managing underwriter(s) determine(s) in good faith and advise(s) the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten in any registration statement under this Section 2.2, then the Initiating Holders shall so advise all Holders of Registrable Shares that otherwise would be underwritten pursuant hereto, and the number of Registrable Shares that may be included in the underwriting shall be allocated among such Holders of Registrable Shares, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Shares owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Shares held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.  To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.  Any Registrable Shares excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

2.3.	Designation of Underwriter.

2.3.1.
In the case of any registration effected pursuant to Section 2.2, the Initiating Holders that submitted the request for registration shall have the right to designate the managing underwriter(s) in any underwritten offering, which managing underwriter(s) shall be reasonably acceptable to the Company.

2.3.2.
For the avoidance of doubt, in the case of any registration initiated by the Company, the Company shall have the right to designate the managing underwriter(s), which managing underwriter(s) shall be reasonably acceptable to the Initiating Holders.

2.4.
Expenses.  All registration expenses incurred in connection with any registration, qualification or compliance pursuant to Sections 2.1 and 2.2 shall be borne by the Company. Registration expenses shall include all expenses incurred by the Company or incident to the Company's performance of or compliance with this Agreement, including, without limitation, expenses incurred in connection with the preparation of a prospectus, printing, registration and filing fees, printing fees and expenses, fees and disbursements of counsel, accountants and other advisors for the Company, reasonable fees and disbursements of a single special counsel for the Holders (selected by Holders of the majority of the Registrable Shares requesting such registration), taxes, fees and expenses (including reasonable counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association for Securities Dealers, Inc., fees of transfer agents or registrars and the expense of any special audits incident to or required by any such registration. Notwithstanding the foregoing, however, all underwriters' discounts and commissions in respect of the sale of Registrable Shares shall be paid by the Holders, pro rata in accordance with the number of Registrable Shares sold in the offering.

2.5.	Indemnities. In the event any Registrable Shares are included in a registration statement pursuant to this Section 2:

2.5.1.
To the fullest extent permitted by law, the Company will indemnify and hold harmless each Holder, its Affiliates, the partners, officers, directors and shareholders of each Holder, legal counsel and accountants for each Holder, any underwriter (as defined in the Securities Act) in an underwritten offering for such Holder, and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, from and against any and all losses, claims, damages, liabilities, joint or several, costs and expenses (including any amounts paid in any settlement effected with the Company's consent) to which the Holder or any such underwriter or controlling person may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation") other than a Violation specified in Section 2.5.2 below by such Holder: (i) any untrue statement or alleged untrue statement of any material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading, or (iii) any violation or alleged violation of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will promptly pay as incurred to each such Holder, its Affiliates, partners, officers, or directors, any underwriter (as defined in the Securities Act) in an underwritten offering for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, for any legal or other expenses reasonably incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 2.5.1 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without written consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling person of such Holder. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder, the underwriter or any controlling person of the Holder or the underwriter, and regardless of any sale in connection with such offering by the Holder. Such indemnity for the benefit of the Holder shall survive the transfer of securities by a Holder.

2.5.2.
To the fullest extent permitted by law, each Holder will, if Registrable Shares held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, severally and not jointly with other Holders, indemnify and hold harmless the Company, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's Affiliates, partners, directors, officers or any person who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder under an instrument duly executed by such Holder and stated to be specifically for use in connection with such registration; and each such Holder will promptly pay as incurred any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, or partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Violation. The indemnity agreement contained in this Section 2.5.2 is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective or in the final prospectus, such indemnity agreement shall not inure to the benefit of (i) the Company and (ii) any underwriter, if a copy of the final prospectus was not furnished to the person or entity asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this Section 2.5.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the prior consent of the Holder, which consent shall not be unreasonably withheld; provided, further, that in no event shall any indemnity under this Section 2.5.2 exceed the net proceeds from the offering received by such Holder. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company, the underwriter or any controlling person of the Company or the underwriter. Such indemnity for the benefit of the Company shall survive the transfer of securities by a Holder, meaning, the obligation to indemnify the Company shall be borne by the transferee to whom a Holder transfers its securities.

2.5.3.
Promptly after receipt by an indemnified party pursuant to the provisions of Sections 2.5.1 or 2.5.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 2.5.1 or 2.5.2, promptly notify the indemnifying party of the commencement thereof; but the omission to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder.  In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and there is a conflict of interests which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified party or parties, with the fees and expenses to be paid by the indemnifying party.  After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said Sections 2.5.1 or 2.5.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action and within 15 days after written notice of the indemnified party's intention to employ separate counsel pursuant to the previous sentence, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.  No indemnifying party will consent to entry of any judgment or enter into any settlement, which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

2.5.4.
If the indemnification provided for in this Section 2.5 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations.  The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder; and provided further that no party will be liable for contribution that was determined in settlement of any claim or action, if such settlement is effected without its written consent, not to be unreasonably withheld.

2.5.5.
The obligations of the Company and Holders under this Section 2.5 shall survive completion of any offering of Registrable Shares in a registration statement and the termination of this Agreement.  No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. The indemnification provisions of this Section 2.5 shall not be in limitation of any other indemnification provisions included in any other agreement. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in any underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in such underwriting agreement shall prevail.

2.6.	Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Shares, the Company shall, as expeditiously as possible:

2.6.1.
Prepare and file with the SEC a registration statement with respect to such Registrable Shares and use its commercially reasonable best efforts to cause such registration statement to become effective;

2.6.2.
prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used, if applicable, in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such registration statement;

2.6.3.
furnish to the Holders such numbers of copies of a prospectus or preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Shares owned by them;

2.6.4.
in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.  Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement;

2.6.5.
notify each holder of Registrable Shares covered by such registration statement at any time when a prospectus or registration statement relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company shall prepare and furnish to each such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Shares, such prospectus shall not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

2.6.6.	cause all Registrable Shares registered pursuant hereunder to be listed on each securities exchange or trading system on which similar securities issued by the Company are then listed;

2.6.7.
provide a transfer agent and registrar for all Registrable Shares registered pursuant hereunder and a CUSIP number for all such Registrable Shares, in each case not later than the effective date of such registration. Provide a transfer agent and registrar for all such Registrable Shares not later than the effective date of such registration statement;

2.6.8.
promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

2.6.9.	after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus;

2.6.10.
cause senior representatives of the Company to participate in any "road show" or "road shows" reasonably requested by any underwriter of an underwritten or "best efforts" offering of Registrable Shares;

2.6.11.
furnish, on the date that such Registrable Shares are delivered to the underwriters for sale, if such securities are being sold through underwriters, or if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective; (i) an opinion, dated as of such date, of the counsel representing the Company addressed to the underwriters, if any, and to the holders requesting registration of Registrable Shares, for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, and (ii) a letter, dated as of such date, from the independent certified public accountants of the Company, addressed to the underwriters and to such seller, in form and substance as is customarily given by independent certified public accountants in an underwritten public offering with respect to such registration as such underwriters or sellers reasonably may request;

2.6.12.
use best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions; and

2.6.13.	otherwise use commercially reasonable efforts to comply with the Securities Act, the Exchange Act and any other applicable rules and regulations of the SEC.

2.7.
Information by Holder; No Delay. Each selling Holder shall furnish to the Company such information regarding such Holder, the Registrable Shares held by them and the intended method of disposition of such securities and any other relevant information as the Company may reasonably request in writing to timely effect the registration of their Registrable Shares. If any Holder does not provide any reasonably requested information promptly but no later than within ten (10) days of the request, the Company is permitted to not register such Holder's securities without penalty. For avoidance of doubts, no Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8.
Limitations on Subsequent Registration Rights.  From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of at least 75% of the Registrable Shares then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Shares of the Holders that are included; or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that the limitation in clause (i) shall not apply to any additional Investor who becomes a party to this Agreement in accordance with Section 3.4.

2.9.
Assignment of Registration Rights.  Any of the Holders of Registrable Shares may assign its rights to cause the Company to register Shares pursuant to this Section 2 to any transferee or assignee of all or part of the Registrable Shares held by such Holder, that acquires Registrable Shares; provided, however, that (i) the transferor shall furnish to the Company simultaneously with such transfer or assignment written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned, and (ii) such transferee shall agree at such time to be subject to all provisions and restrictions set forth in this Agreement.

2.10.
Termination of Registration Rights.  The right of any Holder to request registration or inclusion of Registrable Shares in any registration pursuant to Sections 2.1 or 2.2 shall terminate at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares during a three-month period without registration and without limitation.

2.11.
Public Information.  With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Shares to the public without registration, the Company (at any time after it has become subject to such reporting requirements) agrees to: (i) make and keep available adequate current public information with respect to the Company, within the meaning of Rule 144(c) under the Securities Act or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public, (ii) furnish to such Holder forthwith upon request: (a) a written statement by the Company as to its compliance with the informational requirements of Rule 144(c) under the Securities Act (or similar rule then in effect), and of the Exchange Act (at any time after it has become subject to such reporting requirements); (b) a copy of the most recent annual or quarterly report of the Company; and (c) such other reports and documents as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration; and (iii) comply with all other necessary filings and other requirements so as to enable the holders of Registrable Shares to sell Registrable Shares under Rule 144 under the Securities Act (or similar rule then in effect).

2.12.	Foreign Offerings. The provisions of this Section 2 shall apply, mutatis mutandis, to any registration of the securities of the Company outside of the United States.

3.	MISCELLANEOUS

3.1.
Aggregation of Shares. All shares held or acquired by Affiliates or Immediate Family Members shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates or Immediate Family Members may apportion such rights as among themselves in any manner they deem appropriate.

3.2.
Communications.  All notices or other communications hereunder shall be in writing and shall be given in person, by registered mail, by an overnight courier service which obtains a receipt to evidence delivery, or by facsimile or electronic mail transmission (provided that written confirmation of transmission is obtained), addressed as set forth below:

If to the Company:	Eviation Aircraft Ltd., 1 HaOfe St., Kadima-Tzoran, Israel, 60920
With a copy to:	Benjamin Waltuch, Adv./Hili Rashkovan, Adv. Pearl Cohen Zedek Latzer Baratz 1 Azrieli Center, Round Tower, 18th Floor Tel Aviv, Israel Email : BWaltuch@pearlcohen.com; HiliR@pearlcohen.com
If to Shareholders:	At addresses set forth in Schedule A

or such other address as any Party may designate to the other in accordance with the aforesaid procedure.  All communications delivered in person or by courier service shall be deemed to have been given upon delivery, those given by facsimile or electronic mail transmission shall be deemed given on the Business Day following confirmation of transmission, and all notices and other communications sent by recognized courier shall be deemed given 3 business days after posting.

3.3.
Successors and Assignees. Except as otherwise expressly provided herein, all rights, obligations, covenants, agreements and other provisions contained in this Agreement by or on behalf of any of the Parties hereto shall bind, be enforceable against, inure to the benefit of and be enforceable by their respective successors. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Shares that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least 500,000 Registrable Shares (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Shares with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. Except as provided in the preceding sentence, no Party may assign or transfer any of its rights or obligations hereunder.  Nothing in this Agreement, express or implied, shall give to any person other than the Parties hereto any benefit or any legal or equitable right, remedy or claim under this Agreement.

3.4.
Additional Investors.  Notwithstanding anything to the contrary contained herein, if the Company issues additional Ordinary Shares after the date hereof and prior to May 15, 2018, pursuant to the Share Purchase Agreement approved by the Board at the same time that this Agreement is approved, any Purchaser of such Ordinary shares may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed a "Holder" for all purposes hereunder.  No action or consent by the Holders shall be required for such joinder to this Agreement by such additional investor, so long as such additional investor has agreed in writing to be bound by all of the obligations as a "Holder" hereunder.

3.5.
Delays or Omissions; Waiver. The rights of a Party may be waived by such Party only in writing and specifically; the conduct of any one of the Parties shall not be deemed a waiver of any of its rights pursuant to this Agreement and/or as a waiver or consent on its part as to any breach or failure to meet any of the terms of this Agreement or as an amendment hereto. A waiver by a Party in respect of a breach by the other Party of its obligations shall not be construed as a justification or excuse for a further breach of its obligations.

3.6.
Amendment.  Any term of this Agreement may be amended and the observance of any hereof may be waived only with the written consent of the Company and Shareholders holding at least 50% of the total shares of the Company held by all the Holders.

3.7.
Entire Agreement. This Agreement (together with the recitals, and schedules attached hereto) contains the entire understanding of the Parties with respect to its subject matter and all prior negotiations, discussions, agreements, commitments and understandings between them with respect thereto not expressly contained herein shall be null and void in their entirety, effective immediately with no further action required.

3.8.
Severability. If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the validity or enforceability in that jurisdiction of any other provision hereof or the validity or enforceability in other jurisdictions of that or any other provision hereof. Where provisions of any applicable law resulting in such illegality, invalidity or unenforceability may be waived, they are hereby waived by each Party to the full extent permitted so that this Agreement shall be deemed valid and binding agreements, in each case enforceable in accordance with its terms.

3.9.
Counterparts, Facsimile or Scanned Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. A signed Agreement received by a Party hereto via facsimile or electronic mail will be deemed an original.

3.10.
No Third-Party Beneficiaries. Nothing in this Agreement shall create or confer upon any person or entity, other than the Parties hereto or their respective successors, any rights, remedies, obligations or liabilities, except as expressly provided herein.

3.11.
Governing Law and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of Israel without regard to its choice of law rules. Any disagreement or dispute between the Parties arising under, in connection to or in relation to this Agreement shall be resolved exclusively in the competent courts of Tel Aviv, and each Party hereby submits irrevocably to the exclusive jurisdiction of such court.

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IN WITNESS WHEREOF, each of the Parties hereto has caused a counterpart of this Registration Rights Agreement to be duly executed and delivered as of the date first above written.

___________________________ EVIATION AIRCRAFT LTD.

By: Title: ______________________ OMER BAR-YOHAY ___________________________ MAGIC STONES – GEMSTONE IMPORT AND MARKETING LTD. By: Title:	______________________ A.O. TZIDON (1999) LTD. By: Title: ________________ AVIV TZIDON __________________ DEKEL TZIDON
________________________________ MICHAEL ILAN MANAGEMENT AND INVESTMENTS LTD. By: Title:

SCHEDULE A

SHAREHOLDERS AND ADDRESSES

Shareholders	Address
Aviv Tzidon	12 Zlocisty St. Tel Aviv, Israel 62994
Michael Ilan Management and Investments Ltd.	P.O. Box 5062, Kadima, Israel 6092000
Omer Bar-Yohay	25 Ha’Arava St., P.O. Box 142 Sde-Yitzhaq, Israel 38840
Dekel Tzidon	59 Galgal Hamazalot St.,Hod- Hasharon, 45309
A.O. Tzidon (1999) Ltd.	12 Zlocisty St. Tel Aviv, Israel 62994
Magic Stones - Gemstone Import and Marketing Ltd.	P.O. Box 5062, Kadima, Israel 6092000